Exhibit 99.2

CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2020	2020
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$124,231	$1,533,237
Restricted cash	35,980	-
Accounts receivable, net of $12,150,082 and $3,932,343 allowance for doubtful accounts
as of December 31, 2020 and June 30, 2020, respectively	66,898,535	40,572,757
Other receivables, net of $134,982 and $50,363 allowance for doubtful accounts
as of December 31, 2020 and June 30, 2020, respectively	146,354	148,894
Inventories	132,992	-
Prepayments, net of $1,084,318 and $1,002,221 allowance for doubtful accounts
as of December 31, 2020 and June 30, 2020, respectively	5,662,225	7,720,452
Security deposits, net of $773,595 and $715,024 allowance for doubtful accounts
as of December 31, 2020 and June 30, 2020, respectively	153,496	237,409
Current assets of discontinued operations	18,845	63,185
Total current assets	73,172,658	50,275,934

OTHER ASSETS
Plant and equipment, net of $3,166,330 and $4,307,253 accumulated depreciation
as of December 31, 2020 and June 30, 2020, respectively	2,585,410	3,455,993
Intangible assets, net of $91,164 and $148,806 accumulated amortization
as of December 31, 2020 and June 30, 2020, respectively	314,009	437,989
Goodwill	5,185,866	5,185,866
Operating lease right-of-use assets	2,833,075	2,725,747
Deferred tax assets	1,154,840	648,768
Other receivables	41,595	39,685
Other assets of discontinued operations	571,469	579,452
Total other assets	12,686,264	13,073,500

Total assets	$85,858,922	$63,349,434

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loans - banks	$3,031,904	$4,359,210
Loans from third parties	5,423,436	5,013,117
Current maturities of long-term loan - bank	1,308,165	777,558
Convertible debenture, net of issuance cost and discount of $6,958 and $131,688
as of December 31, 2020 and June 30, 2020, respectively	2,993,042	4,768,312
Accounts payable	12,225,389	7,510,432
Customer deposits	12,023,772	1,266,073
Customer deposits - related party	29,653	27,395
Other payables and accrued liabilities	3,911,864	1,942,014
Other payables - related parties	3,355,418	2,234,980
Operating lease liabilities	79,798	49,171
Taxes payable	4,151,064	3,342,127
Current liabilities of discontinued operations	1,320,409	1,445,201
Total current liabilities	49,853,914	32,735,590

OTHER LIABILITIES
Loans from third parties	2,044,238	2,074,871
Long-term loans - related parties	771,757	713,325
Operating lease liabilities - noncurrent	600,044	581,083
Other liabilities of discontinued operations	456,005	417,729
Total other liabilities	3,872,044	3,787,008

Total liabilities	53,725,958	36,522,598

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $0.01 par value, 50,000,000 shares authorized, 35,878,927 and 23,971,084
shares issued and outstanding as of December 31, 2020 and June 30, 2020, respectively	358,790	239,711
Additional paid-in capital	28,284,081	15,765,411
Deferred share compensation	(134,000)	(47,708)
Statutory reserves	1,736,780	1,670,367
(Accumulated deficit) retained earnings	(2,615,953)	7,034,899
Accumulated other comprehensive income (loss)	1,059,439	(856,218)
Total China Xiangtai Food Co., Ltd. shareholders' equity	28,689,138	23,806,462

NONCONTROLLING INTERESTS	3,443,826	3,020,374

Total equity	32,132,964	26,826,836

Total liabilities and shareholders' equity	$85,858,922	$63,349,434

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CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the Six Months Ended December 31,
	2020	2019
REVENUES
Supermarket and grocery store	$1,728,036	$2,330,996
Farmers' market	35,928,082	47,705,799
Feed raw material	62,394,357	-
Total revenues	100,050,475	50,036,795

COST OF REVENUES
Supermarket and grocery store	1,866,799	1,816,996
Farmers' market	35,341,081	44,238,678
Feed raw material	59,387,919	-
Total cost of revenues	96,595,799	46,055,674

GROSS PROFIT	3,454,676	3,981,121

OPERATING EXPENSES:
Selling	637,101	321,447
General and administrative	1,990,622	1,170,460
Provision for doubtful accounts	7,647,728	1,260,451
Stock compensation expense	212,198	741,471
Impairment of long-lived assets	1,003,641	-
Total operating expenses	11,491,290	3,493,829

(LOSS) INCOME FROM OPERATIONS	(8,036,614)	487,292

OTHER INCOME (EXPENSE)
Interest income	956	13,980
Interest expense	(980,694)	(478,344)
Other finance expenses	(147,357)	(115,893)
Other income, net	109,668	15,364
Total other expense, net	(1,017,427)	(564,893)

LOSS BEFORE INCOME TAXES	(9,054,041)	(77,601)

PROVISION FOR INCOME TAXES	117,363	-

NET LOSS FROM CONTINUING OPERATIONS	(9,171,404)	(77,601)

NET LOSS FROM DISCONTINUED OPERATIONS	(87,613)	(539,451)

NET LOSS	(9,259,017)	(617,052)

Less: Net income attributable to non-controlling interest from continuing operations	325,422	-

NET LOSS ATTRIBUTABLE TO CHINA XIANGTAI FOOD CO., LTD.	$(9,584,439)	$(617,052)

NET LOSS	$(9,259,017)	$(617,052)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	2,013,687	(264,187)

TOTAL COMPREHENSIVE LOSS	(7,245,330)	(881,239)

Less: Comprehensive income attributable to non-controlling interests from continuing operations	423,452	-

COMPREHENSIVE LOSS ATTRIBUTABLE TO CHINA XIANGTAI FOOD CO., LTD.	$(7,668,782)	$(881,239)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	28,438,854	22,065,766
Diluted	28,438,854	22,065,766

LOSS PER SHARE - BASIC
Continuing operations	$(0.33)	$(0.01)
Discontinued operations	$(0.00)	$(0.02)

LOSS PER SHARE - DILUTED
Continuing operations	$(0.33)	$(0.01)
Discontinued operations	$(0.00)	$(0.02)

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CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

							Accumulated
			Additional	Deferred	Retained earnings (accumulated deficit)		other
	Ordinary shares		paid-in	share	Statutory		comprehensive	Noncontrolling
	Shares	Par value	capital	compensation	reserves	Unrestricted	income (loss)	interests	Total
BALANCE, June 30, 2019	21,964,027	$219,640	$11,031,937	$-	$1,496,642	$12,085,566	$(308,571)	$-	$24,525,214
Issuance of ordinary shares for services	130,000	1,300	648,700	-	-	-	-	-	650,000
Fair value of beneficial conversion feature of convertible debenture	-	-	259,540	-	-	-	-	-	259,540
Options issued to directors	-	-	91,471	-	-	-	-	-	91,471
Net loss	-	-	-	-	-	(617,052)	-	-	(617,052)
Statutory reserves	-	-	-	-	135,289	(135,289)	-	-	-
Foreign currency translation	-	-	-	-	-	-	(264,187)	-	(264,187)
BALANCE, December 31, 2019 (Unaudited)	22,094,027	$220,940	$12,031,648	$-	$1,631,931	$11,333,225	$(572,758)	$-	$24,644,986

BALANCE, June 30, 2020	23,971,084	$239,711	$15,765,411	$(47,708)	$1,670,367	$7,034,899	$(856,218)	$3,020,374	$26,826,836
Issuance of ordinary shares for compensation	200,000	2,000	266,000	(268,000)	-	-	-	-	-
Amortization of deferred share compensation	-	-	-	181,708	-	-	-	-	181,708
Options issued to directors	-	-	30,490	-	-	-	-	-	30,490
Sales of ordinary shares	8,623,762	86,239	8,905,926	-	-	-	-	-	8,992,165
Conversion of convertible debenture into ordinary shares	3,084,081	30,841	3,316,254	-	-	-	-	-	3,347,095
Net (loss) income	-	-	-	-	-	(9,584,439)	-	325,422	(9,259,017)
Statutory reserves	-	-	-	-	66,413	(66,413)	-	-	-
Foreign currency translation	-	-	-	-	-	-	1,915,657	98,030	2,013,687
BALANCE, December 31, 2020 (Unaudited)	35,878,927	$358,790	$28,284,081	$(134,000)	$1,736,780	$(2,615,953)	$1,059,439	$3,443,826	$32,132,964

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CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended December 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,259,017)	$(617,052)
Net loss from discontinued operations	(87,613)	(539,451)
Net loss from continuing operations	(9,171,404)	(77,601)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	263,574	311,970
Provision for doubtful accounts	7,647,728	1,260,451
Stock compensation expense	212,198	741,471
Impairment of long-lived assets	1,003,641	318,357
Amortization of operating lease right-of-use assets	123,177	8,816
Amortization of convertible debenture issuance cost and discount	124,730	60,148
Deferred tax benefit	(436,955)	-
Change in operating assets and liabilities
Accounts receivable	(29,808,203)	(5,921,092)
Other receivables	(16,319)	(118,207)
Inventories	(128,302)	(648,778)
Prepayments	2,591,386	(528,767)
Security deposits	-	(271,924)
Accounts payable	3,955,154	2,326,115
Customer deposits	10,278,252	(25,047)
Customer deposits - related party	-	(28,950)
Other payables and accrued liabilities	1,927,037	396,810
Operating lease liabilities	(13,283)	(5,457)
Taxes payable	516,293	64,918
Net cash used in operating activities from continuing operations	(10,931,296)	(2,136,767)
Net cash used in operating activities from discontinued operations	(131,872)	(550,042)
Net cash used in operating activities	(11,063,168)	(2,686,809)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	-	(410,444)
Loan to third party	-	(199,116)
Net cash used in investing activities from continuing operations	-	(609,560)
Net cash provided by investing activities from discontinued operations	-	374,538
Net cash used in investing activities	-	(235,022)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (repayments of) other payables - related parties, net	473,164	(1,280,273)
Proceeds from issuance of ordinary shares through private placements	8,992,165	-
Repayments of short-term loans - banks	(1,624,987)	(711,037)
Proceeds from short-term loans - third parties	521,402	735,445
Repayments of short-term loans - third parties	(482,208)	(1,124,724)
Repayments of short-term loans - related parties	-	(76,802)
Repayments of long-term loan - banks	-	(18,422)
Proceeds from long-term loans - third parties	256,925	504,903
Proceeds from long-term loans - related parties	-	358,410
Proceeds from convertible debentures, net of issuance costs	1,300,000	3,830,000
Changes in security deposits	99,715	9,819
Net cash provided by financing activities from continuing operations	9,536,176	2,227,319
Net cash used in financing activities from discontinued operations	(85,894)	(179,106)
Net cash provided by financing activities	9,450,282	2,048,213

EFFECT OF EXCHANGE RATE ON CASH	239,306	(84,116)

CHANGES IN CASH	(1,373,580)	(957,734)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	1,535,760	3,216,005

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	162,180	2,258,271

LESS: CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM DISCONTINUED OPERATIONS	1,969	3,611

CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS	$160,211	$2,254,660

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-
Cash paid for interest	$419,190	$241,813

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$11,315	$1,314,991
Conversion of convertible debenture into ordinary shares	$3,347,095	$-

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same amounts shown in the statements of cash flows:

	December 31,	June 30,
	2020	2020
	(Unaudited)
Cash and cash equivalents	$124,231	$1,533,237
Restricted cash	35,980	-
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$160,211	$1,533,237

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